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DEVON ROBERSON devon.roberson@dechert.com +1 202 261 3477 Direct

March 24, 2023

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Harbor ETF Trust (the “Registrant”)

Post-Effective Amendment No. 24

(File Nos. 333-255884 and 811-23661)

Ladies and Gentlemen:

This correspondence is being filed for the purpose of responding to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided by Ms. Rebecca Marquigny of the Division of Investment Management with respect to Post-Effective Amendment (“PEA”) No. 24 to the Registrant’s registration statement on Form N-1A. PEA No. 24 was filed in connection with the launch of a new series of the Registrant, Harbor Small Cap Explorer ETF (the “Fund”).

Set forth below are the Staff’s verbal comments together with the Registrant’s responses. Terms used but not defined herein have the same meaning as in PEA No. 24.

COMMENT 1:	(Prospectus)

Per the format shown in Item 3 of Form N-1A, please present the second sentence of the preamble to the fee table in bold font.

Response:	The Registrant confirms that it will present the second sentence of the preamble to the fee table in bold font.

March 24, 2023 Page 2

COMMENT 2:	(Prospectus)

Please provide the Staff with a completed fee table and expense example. Please also confirm that any blank or bracketed information will be finalized in the Fund’s 485(b) filing and provide a copy of the final materials.

Response:	A completed fee table and expense example are included in Attachment 1 to this letter and information about the Fund’s Subadvisors is included in response to comments below. The Registrant confirms that it will include complete information in its 485(b) filing.

COMMENT 3:	(Prospectus)

Regarding the second footnote to the fee table, please supplementally explain how the Registrant estimated other expenses and determined the estimate was reasonable.

Response:	Pursuant to Instruction 6(a) to Item 3 of Form N-1A, the Fund has estimated the “Other Expenses” it expects to incur during the fiscal year. In determining its estimated expenses, the Fund considered that pursuant to the investment advisory agreement, the Adviser pays all of the operating expenses of the Fund, with limited exclusions. The Fund believes it is unlikely to incur any of the excluded expenses during the fiscal year. Therefore, its estimated “Other Expenses” are 0.00%.

COMMENT 4:	(Prospectus)

Please modify the preamble to the expense example to indicate whether the impact of the reimbursement arrangement is reflected, and if so, for how long.

Response:	The Registrant respectfully notes that there is no expense reimbursement arrangement in place between the Fund and the Adviser. Rather, the Adviser bears the operating expenses of the Fund, with limited exclusions, in accordance with the unitary fee structure. Therefore, the Registrant has made no changes in response to this comment.

COMMENT 5:	(Prospectus)

As written, the strategy disclosure does not inform investors how the Fund’s portfolio is constructed or its investments are selected. At some points, the strategy seems contradictory – suggesting that the Adviser will implement model portfolios in its discretion while also saying the Adviser does not expect to independently identify securities for the Fund. Please revise to clarify the strategy overall, as well as the roles played by the Adviser and subadvisers in implementing the strategy.

March 24, 2023 Page 3

Response:

The Registrant believes that it is not contradictory to state that the Adviser will implement model portfolios in its discretion and that the Adviser does not expect to independently identify securities for the Fund. While the Adviser may exercise its discretion in declining to implement, or partially implementing, a model portfolio decision, it does not expect to identify securities for the Fund’s portfolio other than through use of the model portfolios. The Registrant has revised its disclosure as follows to improve the clarity of the discussion of its strategy:

“The Fund employs a multi-manager approach to achieve its investment objective. The Fund’s investment adviser, Harbor Capital Advisors, Inc. (the “Advisor”) is responsible for selecting and overseeing investment subadvisers (each, a “Subadvisor”) for the Fund. The Advisor does not expect to independently identify securities for investment for the Fund. Instead, ~~Each~~each Subadvisor is responsible for providing the Advisor with a model portfolio, which the Advisor will implement in its discretion in managing the Fund. The Advisor is solely responsible for ~~allocating the Fund’s assets among each Subadviser’s strategy as well as~~ implementing each strategy, ~~(~~which includes buying and selling securities as recommended by each Subadvisor~~)~~. ~~The Adviser does not expect to independently identify securities for investment for the Fund.~~ The Advisor in its discretion may decline to implement a Subadvisor’s recommendations under certain circumstances, including when the recommended securities are not available in the specific quantities or prices sought by the Subadvisor or when purchasing such securities in conjunction with the Fund’s existing holdings would violate an investment restriction of the Fund.

The Advisor is responsible for determining the allocation of the Fund’s assets among each Subadvisor’s strategy. The Advisor will adjust those allocations over time based upon its qualitative and quantitative assessment of each strategy and how those strategies work in combination to produce ~~what the Adviser believes is an enhanced risk-adjusted investment outcome for the Fund~~ idiosyncratic alpha (i.e. returns resulting from stock selection) compounding over time. Under normal circumstances, the Advisor expects to review the allocations to each Subadvisor’s strategy quarterly.”

COMMENT 6:	(Prospectus)

Please clarify who has responsibility for individual portfolio holding decisions at the transaction level. Sometimes, the disclosure suggests the Adviser manages asset allocation across the models. In other places, it sounds like the Adviser uses the recommended model portfolio as a list of eligible investment objects from which it may pick. Please revise for clarity.

Response:	The Adviser retains the sole authority to buy and sell securities for the Fund’s portfolio. References to asset allocation refer to the amount of the Fund’s assets that the Adviser will apportion to the individual sleeves of the Fund managed according to the model portfolios provided by the Subadvisers. The Registrant has revised the disclosure as presented in response to Comment 5 above in response to this comment.

March 24, 2023 Page 4

COMMENT 7:	(Prospectus)

Please clarify how the Adviser’s “enhanced risk-adjusted investment outcome” is determined, the factors it considers, the metrics that measure it and circumstances in which it would be reset (e.g., if it resets with a certain frequency).

Response:	The Registrant has incorporated the comment by removing the reference to an “enhanced risk-adjusted investment outcome” and further revising the disclosure as presented in response to Comment 5.

COMMENT 8:	(Prospectus)

As presented, the description of the subadviser model strategies is materially deficient. In both the Item 4 and Item 9 principal strategy sections, identify each of the relevant subadvisers by name, describe their individual strategies and models, and identify the percentage or percentage range of assets the Adviser intends to allocate to that model. The type of information and level of detail provided in the strategy and risk disclosures should be equivalent to the corresponding sections in the issuer’s Harbor Disruptive Innovation ETF prospectus. If a subadviser’s strategy or model focuses on companies within a particular industry, sector or geographical region, please tailor the strategy and risk narrative descriptions accordingly. In your response letter, please confirm the Registrant will delay the filing’s effectiveness until related comments are resolved.

Response:

The Registrant confirms that it will delay the filing’s effectiveness until all comments related to this comment are resolved. The Registrant further confirms that the name of each subadviser will be included in the bracketed placeholders currently included in the prospectus. Additionally, the Registrant has revised its Item 4 strategy disclosure by including the following:

“The Advisor has selected Connacht Asset Management, LP (“Connacht”), Copeland Capital Management, LLC (“Copeland”), Granahan Investment Management, LLC (“Granahan”), Huber Capital Management, LLC (“Huber”) and Reinhart Partners, Inc. (“Reinhart”) to each serve as a Subadvisor to the Fund.”

The Registrant respectfully declines to state in the registration statement the percentage of assets the Advisor intends to allocate to each model. The Registrant notes that these allocations may change over time depending on various factors, including the performance of the individual models and general market conditions.

March 24, 2023 Page 5

The Registrant has added the following Item 9 disclosure describing the Fund’s use of model portfolios and the investment strategies of each Subadvisor:

“USE OF MODEL PORTFOLIOS

The Advisor receives model portfolios from the Subadvisors and constructs a portfolio based on the Advisor’s allocation to each Subadvisor’s strategy. The Advisor purchases securities for the Fund consistent with the aggregation of the model portfolios, but may deviate from such aggregation under certain circumstances, including when the recommended securities are not available in the specific quantities or prices sought by the Subadvisor or when purchasing such securities in conjunction with the Fund’s existing holdings would violate an investment restriction of the Fund.

The Advisor may determine that the Fund should, at any given time, have exposure to a variety of principal investment styles, which are intended to complement one another, and selects Subadvisors for the Fund after assessing their strategies alone and in combination with the other Subadvisors selected for the Fund. Connacht recommends securities to the Advisor based on a fundamentally and conviction-driven investment approach focused on high or improving quality characteristics. Copeland selects companies based on fundamental stock selection criteria, including companies’ dividend payments. Granahan employs a fundamental, bottom-up process that seeks to identify companies well positioned for growth and monitors companies’ valuation metrics. Huber seeks long-term total investment return through capital appreciation, recommending companies whose stocks it considers to be undervalued. Reinhart utilizes a bottom-up research process with a long-term investment focus that seeks to take advantage of market and behavioral inefficiencies.”

COMMENT 9:	(Prospectus)

Given the small capitalization focus of the Fund, please supplementally represent that the Fund will not invest principally in emerging market issuers. Otherwise, please add emerging markets disclosure to the principal investment strategy and risks.

Response:	The Registrant confirms that the Fund will not invest principally in emerging market issuers.

COMMENT 10:	(Prospectus)

If the Fund is advised by or sold through an insured depositary institution, please add, or direct the Staff to, the statement required by Item 4(b)(1)(iii) of Form N-1A.

Response:	The Registrant confirms that the Fund is not advised by or sold through an insured depositary institution.

March 24, 2023 Page 6

COMMENT 11:

(Prospectus)

The basis for the “Non-Discretionary Implementation Risk” is unclear. The risk description is too difficult to understand. Please revise to explain what a non-discretionary subadviser is and how a subadviser’s discretionary or non-discretionary status creates a risk to investors. Please explain the term, clarify the relationship between the risk and the principal strategy creating it and rewrite the risk in plain English.

Response:

The Registrant has incorporated this comment by revising the disclosure as follows:

“Non-Discretionary Implementation Risk: Because the Fund is managed pursuant to model portfolios provided by non-discretionary Subadvisers that construct the model portfolios but have no authority to effect trades for the Fund’s portfolio, it is expected that the Advisor will effect trades ~~will be effected~~ on a periodic basis as the Advisor receives the model portfolios and therefore less frequently than would typically be the case if the Fund employed discretionary subadvisors that effected trades for the Fund’s portfolio directly ~~were employed~~. Given that values of investments change with market conditions, a trade may ultimately be less advantageous for the Fund at the time of implementation than it would have been if it were implemented at the time the non-discretionary subadvisor included it in its model portfolio. ~~this~~This could cause the Fund’s return to be lower than if the Fund employed discretionary subadvisors.”

COMMENT 12:

(Prospectus)

Please supplementally explain why “Issuer Risk” is listed as a principal risk of the Fund. We note that nothing in the strategy description suggests the Fund’s assets will be heavily invested in a particular issuer or a small group of issuers. This is also a diversified fund. Please delete or include disclosure describing the strategic basis for the risk.

Response:	The Registrant feels that the inclusion of “Issuer Risk” as a principal risk of the Fund is appropriate as the Fund can be impacted by events affecting individual issuers, even if it does not invest heavily in a particular issuer or small group of issuers. The Registrant therefore respectfully declines to make any changes in response to this comment.

March 24, 2023 Page 7

COMMENT 13:

(Prospectus)

Please revise the “Selection Risk” disclosure to identify the main Fund performance vulnerability more explicitly. As written, it is not clear whether “Selection Risk” is a subadvisory judgment issue or a consequence of managing a multi-subadviser strategy. Please rewrite the second sentence to illustrate whether the underperformance of model constituents is the result of (i) the subadviser’s poor model creation/design decisions or (ii) the operational constraints on how the Adviser implements the model recommendations. Consider whether some of the operational challenges would be more appropriately addressed in the Multi-Manager Risk description.

Response:

The Registrant believes that both factors referenced above contribute to the Fund’s selection risk. The subadviser’s model creation/design decisions may lead to poor performance. Furthermore, the Adviser may be constrained in its ability to implement model portfolio recommendations at the time they would be most advantageous for the Fund. The Registrant has revised the disclosure as follows to improve clarity.

“Selection Risk: The Subadvisors’ judgment about the attractiveness, value and growth potential of a particular security may be incorrect, which may cause the Fund to underperform. Additionally, ~~The~~the Advisor potentially will be prevented from ~~executing investment decisions~~implementing model portfolio recommendations at an advantageous time or price as a result of domestic or global market disruptions, particularly disruptions causing heightened market volatility and reduced market liquidity, as well as increased or changing regulations. Thus, investments that the Adviser believes represent an attractive opportunity or in which the Fund seeks to obtain exposure may be unavailable entirely or in the specific quantities or prices sought by the Adviser and the Fund may need to obtain the exposure through less advantageous or indirect investments or forgo the investment at the time.”

COMMENT 14:

(Prospectus)

Per the requirements of Form N-1A’s Item 9(a) and contextual clarity, please state the Fund’s investment objective following the corresponding heading on page 5. Include both the name of the relevant index and the specific performance measurement that will be tracked. Also, consider stating the period of shareholder notice the Board will provide if it intends to change the Fund’s investment objective.

Response:	The Registrant has incorporated this comment by adding the following disclosure immediately following the heading titled “Investment Objective”: “The Fund seeks long-term growth of capital.”

March 24, 2023 Page 8

Because Item 9 of Form N-1A does not require disclosure of a relevant benchmark index or the period of shareholder notice the Board would provide if it intended to change the Fund’s investment objective, the Registrant respectfully declines to include such information in this section of the Prospectus.

COMMENT 15:

(Prospectus)

Per Form N-1A, the Item 9 strategy disclosure is intended to be more complete and detailed than the Item 4 summary so that the prospectus format facilitates an investor’s ability to dig more deeply into the nuances of the Fund’s principal investment strategies and risks. The abbreviated cross-reference is inconsistent with the Form’s intended purpose and explicit requirements. Accordingly, please provide more comprehensive and detailed strategy disclosure in Item 9 that focuses on how the portfolio managers apply the Item 4 principal investment strategies to achieve long term capital growth. In your response letter, confirm that the revised disclosure is consistent with Form N-1A and guidance provided by the Staff in IMGU 2014-08.

Response:

The Registrant has incorporated this comment by adding additional Item 9 disclosure concerning the Fund’s use of model portfolios and the strategies of each Subadvisor as presented in the response to Comment 8.

The Registrant further notes that the disclosure contained in the section titled “Additional Information about the Fund’s Investments” concerning the Fund’s principal investments as they pertain to the Fund’s principal investment strategy is more detailed than the corresponding disclosure in the Fund Summary. Accordingly, the Registrant believes that, with the addition referenced above, the disclosure in the prospectus is consistent with the SEC Staff guidance referenced above.

COMMENT 16:

(Prospectus)

If the Fund will invest principally in emerging markets, state this explicitly in the principal strategy and identify the unique risks of emerging markets in your Item 4 and 9 principal risk disclosures.

Response:	The Registrant confirms that the Fund will not invest principally in emerging markets. Therefore, the Registrant has made no changes in response to this comment.

COMMENT 17:	(Prospectus) Please review the existing foreign risk disclosures and update as appropriate in light of the status of Brexit, the transition from LIBOR to SOFR and the ongoing war in the Ukraine.

Response:	The Registrant has reviewed and revised its foreign risk disclosures as appropriate.

March 24, 2023 Page 9

COMMENT 18:

(Prospectus)

We note that the first paragraph under the “Temporary Defensive Positions” heading describes temporary departures from the Fund’s principal strategies but does not characterize these as attempts to respond to adverse political, economic or market conditions. Please revise the disclosure for consistency with instruction 6 to Item 9(b)(1) of Form N-1A.

Response:	The Registrant respectfully notes that the language called for by instruction 6 to Item 9(b)(1) of Form N-1A is contained in the paragraph immediately below the paragraph referenced above. The Registrant has incorporated this comment by repositioning the “Temporary Defensive Positions” heading so that it immediately precedes the paragraph with such language.

COMMENT 19:

(Prospectus)

The disclosure states “[e]ach of the subadvisors below provides a model portfolio to the Advisor, which is responsible for the day-to-day decision making of the Fund.” Please clarify how the Adviser makes these day-to-day decisions. Clearly describe the Adviser’s process in the strategy discussion.

Response:	The Registrant has incorporated this comment by revising the disclosure as presented in response to Comment 5 above.

COMMENT 20:

(SAI)

In the section titled “Fundamental Investment Restrictions,” please revise restriction 4 so it describes concentration in terms that are more aligned with the language in Item 16(c)(iv) of Form N-1A. Specifically, use language that describes concentration in terms of “a particular industry or group of industries.” Also, in the related paragraph following the listed restrictions, please remove the statement that “privately issued mortgage-backed securities collateralized by mortgages issued or guaranteed by the U.S. government, its agencies or instrumentalities do not represent interests in any industry.” The Staff continues to hold the position that privately issued mortgage-backed securities should be considered as a separate industry for purposes of testing compliance with the Fund’s concentration policy.

Response:

The Registrant notes that the disclosure in restriction 4 states that the Fund “may not invest 25% or more of its total assets in the securities of one or more issuers conducting their principal business activities in the same industry.” The Registrant feels that this language is closely aligned with the language in Item 16(c)(iv) of Form N-1A which calls for a description of the Fund’s policy with respect to “concentrating investments in a particular industry or group of industries.” Furthermore, the Registrant confirms that the Fund does not intend to invest 25% or more of its total assets in the securities of one or more

March 24, 2023 Page 10

issuers conducting their principal business activities in a particular “group of industries”; however, such language is not used in the fundamental policy to avoid potential confusion as to what constitutes a “group.” For these reasons, the Registrant respectfully declines to revise the disclosure in response to this comment.

Additionally, the Registrant notes that a commonly accepted understanding of an industry is an aggregation of companies which produce or provide similar products or services, respectively. Mortgage-backed securities (“MBS”) do not fit this description. MBS are not companies at all, but a type of security. They no more comprise an industry than preferred stock or common stock, or secured debt, fixed rate debt or floating rate debt comprise an industry. The Registrant further notes generally that obligations issued or guaranteed by the U.S. government and its agencies and instrumentalities (the “U.S. Government”) have not historically been considered by the Commission to be an industry for purposes of a fund’s industry concentration policy. The Fund treats MBS that are composed entirely of pools of mortgages that are insured or guaranteed by the U.S. Government to be U.S. Government securities for purposes of the industry concentration policy because all principal and interest payments that would flow through to the holders of those mortgage pools are backed by the U.S. Government. The risk of default on those MBS is the same as the risk of default for other U.S. Government securities – namely it depends upon the creditworthiness of the U.S. Government and not the private issuer of the MBS. As a result, the identity of the issuer of those securities is not relevant from an economic perspective. For these reasons, the Registrant respectfully declines to revise the disclosure as requested.

COMMENT 21:

(SAI)

The last sentence under the “Fundamental Investment Restriction” section states “[t]he percentage limitations and absolute prohibitions with respect to Elective Investment Restrictions are not applicable to the Fund’s acquisition of securities or instruments through a Voluntary Action.” Please supplementally explain what purpose this statement serves and certify that it will not be interpreted to permit the Fund to hold investments that would otherwise be in violation of the federal securities laws or any of their related rules or regulations.

Response:	Elective Investment Restrictions include restrictions that are not a Fundamental Investment Restriction or imposed by the Investment Company Act of 1940, the Internal Revenue Code of 1986, or the rules and regulations thereunder, but which are stated in the Fund’s prospectus or SAI. A Voluntary Action refers to action in which the Fund may participate (for example, rights offerings, conversion privileges, exchange offers, credit event settlements, etc.) whereby it acquires securities or instruments from an issuer or counterparty.

March 24, 2023 Page 11

The purpose of this statement is to clarify that the Fund will not be prevented from engaging in a Voluntary Action that would otherwise be beneficial to Fund shareholders due to an Elective Investment Restriction. The Registrant confirms that this statement will not be interpreted to permit the Fund to hold investments that would otherwise be in violation of the federal securities laws or any of their related rules or regulations.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (202) 261-3477.

Sincerely,

/s/ Devon Roberson
Devon Roberson

Cc:	Erik D. Ojala, Esq.
Diana R. Podgorny, Esq.
Meredith Dykstra, Esq.
Harbor Funds

Christopher P. Harvey, Esq.
Stephanie A. Capistron, Esq.
Dechert LLP

March 24, 2023 Page 12

ATTACHMENT 1